UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 27, 2011

Commission File Number: 1-13546

____________________________________

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland
(Address of Principal Executive Offices)
____________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated April 26, 2011 announcing STMicroelectronics’ 2011 first quarter financial results.

PR No. C2654C

STMicroelectronics
Reports 2011 First Quarter Financial Results

•	Net revenues up 9.0% year-over-year to $2.53 billion
•	Gross margin up 140 basis points year-over-year to 39.1%
•	Net income up year-over-year to $170 million

Geneva, April 26, 2011 - STMicroelectronics (NYSE: STM) reported financial results for the first quarter ended April 2, 2011.

President and CEO Carlo Bozotti commented, “Overall, ST had a solid start in 2011. Year-over-year, our revenues were particularly strong in automotive applications and in our Analog, MEMS, Microcontrollers and Power Discrete offerings. Our gross margin improved 140 basis points and our operating margin before restructuring attributable to ST reached 9.9%.*

“Analog, MEMS and Microcontrollers revenues increased 38% year-over-year with broad contribution from its new product families. Power Discrete Products revenues increased 18% and Automotive, Consumer, Computer and Communication Infrastructure, mainly driven by strong demand in automotive, also increased 18%. Wireless revenues decreased 34% as sales of ST-Ericsson’s legacy products declined more than anticipated while the company is progressing in its portfolio transition and the expansion of its customer base.

“It is clear that our new products, well positioned on our targeted applications, are gaining traction and this makes us confident for 2011 as a whole, despite the short-term impact to the semiconductor industry’s supply chain due to the dramatic events in Japan. Our customer base is rapidly expanding as we are helping our customers to grow and take leadership positions in their businesses.”

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(*)Operating margin before restructuring attributable to ST is a non-U.S. GAAP measure. Please refer to Attachment A for additional information explaining why the Company believes these measures are important and for reconciliation to U.S. GAAP.

Summary Financial Highlights

(In Million US$)	Q1 2011	Q4 2010	Q1 2010
Net Revenues(*)	2,535	2,833	2,325
Gross Margin	39.1%	39.9%	37.7%
Operating Income before restructuring*	142	245	13
Operating Margin before restructuring* Attributable to ST*	5.6% 9.9%	8.7% 12.4%	0.5% 4.0%
Net income	170	219	57
(*) Net revenues include sales recorded by ST-Ericsson as consolidated by ST

First Quarter Review

ST’s net revenues increased 9.0% on a year-over-year basis, with regional growth led by Greater China-South Asia and the Americas with sales up 18% and 13%, respectively. On a sequential basis, ST’s net revenues decreased 10.5%, with declines in all regions. Sequential performances reflected expected seasonal patterns at ACCI, Analog, MEMS and Microcontrollers (AMM) and Power Discrete Products (PDP) as well as a stronger than anticipated decline at ST-Ericsson.

Gross margin increased 140 basis points compared to the year-ago quarter, principally reflecting higher volumes and manufacturing efficiencies that more than offset negative pricing trends. On a sequential basis, gross margin declined by 80 basis points and was penalized by a decrease in volume and prices partially offset by manufacturing efficiencies and product innovation.

Combined SG&A and R&D expenses were $874 million compared to $876 million and $914 million in the year-ago and prior quarter, respectively. Combined operating expenses, as a percentage of sales, were 34.5% in the 2011 first quarter compared to 37.7% and 32.3% in the year-ago and prior quarter, respectively.

Impairment and restructuring charges decreased to $24 million compared to $33 million and $32 million in the year-ago and prior quarter, respectively. At the end of the first quarter, ST closed its Phoenix, Arizona fab, thereby substantially completing the Company’s restructuring of manufacturing operations.

Operating margin before restructuring attributable to ST more than doubled in the 2011 first quarter compared to the year-ago quarter, principally reflecting higher revenues and product innovation. On a sequential basis, the operating margin before restructuring attributable to ST decreased principally due to lower revenues.*

Net income increased significantly on a year-over-year basis to $0.19 per diluted share, compared to $0.06 per diluted share in the year-ago quarter. In the prior quarter earnings per diluted share were $0.24.

For the 2011 first quarter, the effective average exchange rate for the Company was approximately $1.33 to €1.00 compared to $1.34 to €1.00 for the 2010 fourth quarter and $1.39 to €1.00 for the 2010 first quarter.

________
(*)Operating income before restructuring, operating margin before restructuring and operating margin before restructuring attributable to ST are non-U.S. GAAP measures. For additional information, please refer to Attachment A.

Net Revenues by Market Segment

Net Revenues By Market Segment / Channel (*) (In %)	Q1 2011	Q4 2010	Q1 2010
Market Segment / Channel:
Automotive	17%	15%	14%
Computer	14%	14%	12%
Consumer	11%	11%	12%
Industrial & Other	8%	8%	8%
Telecom	26%	31%	35%
Total OEM	76%	79%	81%
Distribution	24%	21%	19%
(*) Sales recorded by ST-Ericsson and consolidated by ST are included in Telecom and Distribution.

On a year-over-year basis, all market segments, except Telecom, posted growth, with Automotive up by 34%, Computer by 24%, Industrial & Other by 11% and Consumer by 2%. Telecom declined by 20%. Distribution increased 39%. Sequentially, all market segments declined, except Automotive, with Consumer lower by 11%, Industrial & Other by 7%, Computer by 8% and Telecom by 26%.  Automotive was up by 1%. Distribution increased by 2%.

Revenues and Operating Results by ST Product Segment

Commencing January 1, 2011, the Company began reporting Industrial and Multisegment Sector (IMS) in two sub-segments. The first, Analog, MEMS and Microcontrollers (“AMM”) is comprised of all Analog products from the former product line Analog, Power and Micro-Electro-Mechanical Systems (“APM”), and the former product line Microcontrollers, non-flash, non-volatile Memory and Smart Card products (“MMS”). The second sub-segment is Power Discrete Products (“PDP”) comprised of Rectifiers, Thyristors, Triacs, Integrated Passive Active Devices (IPADs), and Transistors from the former product line APM.

Operating Segment (In Million US$)	Q1 2011 Net Revenues	Q1 2011 Operating Income (Loss)	Q4 2010 Net Revenues	Q4 2010 Operating Income (Loss)	Q1 2010 Net Revenues	Q1 2010 Operating Income (Loss)
ACCI (a)	1,052	116	1,107	134	892	49
AMM (a)	755	166	786	192	546	65
PDP	333	50	366	63	282	26
Wireless (b)	384	(180)	562	(136)	587	(116)
Others (c)(d)	11	(34)	12	(40)	18	(44)
TOTAL	2,535	118	2,833	213	2,325	(20)

_____________
(a) Reflecting the transfer of a small business unit from ACCI to AMM as of January 1, 2011, the Company has reclassified prior period revenues and operating income results from ACCI to AMM.
(b) Wireless includes the portion of sales and operating results of ST-Ericsson as consolidated in the Company’s revenues and operating results, as well as other items affecting operating results related to the wireless business.
(c) Net revenues of “Others” includes revenues from sales of Subsystems, assembly services and other revenues.
(d) Operating income (loss) of “Others” includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs, phase out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings or losses of the Subsystems and Other Products Group. “Others” includes $24 million, $32 million, and $33 million of impairment, restructuring charges and other related closure costs in the first quarter of 2011 and fourth and first quarters of 2010, respectively.

ACCI (Automotive/Consumer/Computer/Communication Infrastructure Product Groups) first quarter net revenues increased 18% year-over-year, mainly driven by strong growth in Automotive. Sequentially, ACCI revenues were down 5%, reflecting a seasonal decline in Consumer and Computer partially offset by solid growth in Automotive. ACCI operating margin was 11.0% compared to 5.5% and 12.1% in the year-ago and prior period, respectively.

AMM (Analog, MEMS and Microcontrollers) first quarter net revenues increased 38% in comparison to the year-ago period on strong growth across all its product families, in particular MEMS. Sequentially, AMM revenues were lower by 4%. AMM operating margin was 22.0% in the 2011 first quarter, compared to 12.0% and 24.4% in the year-ago and prior quarter, respectively.

PDP (Power Discrete Products) first quarter net revenues increased 18% year-over-year, principally reflecting strong momentum in power MOSFETs and IGBTs. On a sequential basis, PDP revenues decreased 9%. PDP operating margin was 15.1% in the 2011 first quarter, compared to 9.1% in the year-ago period and 17.2% in the prior quarter.

Wireless net revenues in the first quarter decreased 34% year-over-year and 32% sequentially. Revenues in the first quarter reflected normal seasonal trends but declined more than anticipated due to a steeper drop in sales of ST-Ericsson’s legacy products and weak demand at a single customer. Wireless operating loss, excluding non-controlling interest, was $91 million in the first quarter compared to a loss of $47 million and $64 million in the year-ago and prior periods.

ST recorded $87 million of income in the first quarter of 2011 compared to $72 million and $83 million in the year-ago and prior quarter, respectively, of the non-controlling interest, mainly related to the ST-Ericsson joint venture. Non-controlling interest is posted below operating results in ST’s Consolidated Income Statement and reflects primarily Ericsson’s 50% share in the joint venture’s results, as consolidated by ST.

For additional information, see ST-Ericsson’s Q1 2011 earnings results press release at www.stericsson.com

Cash Flow and Balance Sheet Highlights

Free cash flow was $51 million in the first quarter compared to $176 million and $349 million in the year-ago and prior periods, respectively.*

In the first quarter ST posted a gain of $21 million and realized net proceeds of $195 million from selling all remaining Micron shares and related unwound hedging instruments received in 2010 as a result of its final divestiture of the Flash memory business. ST has realized total net proceeds of $514 million from the sale of all Micron shares, the related unwound hedging instruments and the payment to the equity partner.

As anticipated, capital expenditures were $466 million during the first quarter of 2011 compared to $423 million and $179 million in the prior and year-ago quarters.

Inventory was $1.67 billion at quarter end compared to $1.50 billion at December 31, 2010, mainly due to the lower than expected wireless sales. In the first quarter inventory turns were 3.7.

On February 23, 2011, as holders were able to call for the redemption of ST’s outstanding 2016 Convertible Bonds, the Company paid $44 million to redeem a portion of its 2016 convertible bonds. In addition, the Company paid $30 million to repurchase a portion of its 2013 Eurobonds.

__________
(*)Free cash flow is a non-U.S. GAAP measure. For additional information, please refer to Attachment A.

ST continued to maintain a strong net financial position with a net cash position of $1.14 billion at April 2, 2011 compared to $1.15 billion at December 31, 2010 and $566 million at March 27, 2010. ST’s cash and cash equivalents, short-term deposits, marketable securities (current and non-current) equaled $2.89 billion and total debt was $1.75 billion at April 2, 2011.*

Total equity was $8.84 billion, including non-controlling interest of $833 million at quarter end.

In the 2011 first quarter the Company posted a return on net assets (RONA) attributable to ST of 14.3%.*

Legal proceedings with respect to the collection of approximately $358 million due to ST by Credit Suisse pursuant to the FINRA award are continuing. We are awaiting the decision by the Court of Appeals of the Second Circuit which held a hearing on March 28, 2011 on Credit Suisse’s motion to oppose the enforcement of said award.

Second Quarter 2011 Business Outlook

Mr. Bozotti stated, “Following the March 11th earthquake in northern Japan, ST quickly moved to ensure the safety of its employees and their families and to help its customers and partners. We want to express our heartfelt concern for all those affected. As the situation evolves, we will continue to work closely with our customers to assist them in any way we can. While the impacts to date have been manageable from ST’s perspective, we remain vigilant and prepared to adjust to and support any shifts in demand or changes to the semiconductor supply-chain in the near-term.”

The Company expects second quarter 2011 revenues to evolve sequentially in the range of about -2% to +5% after taking into account ST-Ericsson’s anticipated sequential net sales decline. As a result, gross margin in the second quarter is expected to be about 38.7%, plus or minus 1 percentage point.

This outlook is based on an assumed effective currency exchange rate of approximately $1.37= €1.00 for the 2011 second quarter and includes the impact of existing hedging contracts. The second quarter will close on July 2, 2011.

Recent Corporate Developments

On March 16, ST announced the main resolutions to be submitted for shareholder approval at the Company’s Annual General Meeting, which will be held in Amsterdam on May 3, 2011.  The main resolutions, proposed by the Supervisory Board, include:

•
The reappointment of Mr. Carlo Bozotti as the sole member of the Managing Board and the Company’s President and Chief Executive officer for a three-year term, expiring at the 2014 Annual General Meeting;

•	The reappointment for a three-year term, expiring at the 2014 Annual General Meeting, for the following members of the Supervisory Board: Mr. Didier Lombard, Mr. Bruno Steve and Mr. Tom de Waard;
•
The appointment of Messrs. Jean d’Arthuys, Jean-Georges Malcor and Alessandro Rivera as new members of the Supervisory Board for a three-year term, expiring at the 2014 Annual General Meeting, in replacement of Gerald Arbola and Antonino Turicchi, whose mandates will expire, and of Didier Lamouche, who resigned in October 2010;

•	The approval of the Company’s 2010 accounts reported in accordance with International Financial Reporting Standards (IFRS); and

_______
(*)Net financial position and RONA attributable to ST are non-U.S. GAAP measures. For additional information, please refer to Attachment A.

•
The distribution of a cash dividend of US$0.40 per share, to be paid in four equal quarterly installments in May, August and December 2011 and February 2012 to shareholders of record in the month of each quarterly payment.

The record date for all shareholders to participate at the Annual General Meeting was April 5, 2011. The complete agenda and all relevant detailed information concerning the STMicroelectronics N.V. Annual General Meeting, as well as all related AGM materials, are available on the Company’s web site (www.st.com) and made available to shareholders in compliance with legal requirements.

On March 30, Fond Stratégique d’Investissement (FSI) announced that it had completed the acquisition of Areva’s indirect interest in ST, with an indirect stake of 10.9% in the Company. FSI thus substitutes and succeeds Areva as a party to the shareholders’ agreement relating to ST Holding NV. In addition, FSI and the Italian Ministry of Economy and Finance have agreed in principle to extend the balance period provided for in the shareholders’ agreement, from March 17, 2011 to December 31, 2011.

Q1 2011 – Product and Technology Highlights
During the quarter, the Company made solid progress with important new product introductions, joint developments with customers and significant design wins in key growth areas, including smart consumer devices, energy management, healthcare and security.

ACCI
Automotive
•
Awarded a significant design win as the sole supplier for VIPower intelligent power devices from the largest automotive tier-one customer in the car-body electronics area for its next-generation of Body-Control Modules.

•
Started shipments to leading customers of the first intelligent car-audio power amplifier designed for fuel-efficient ‘Start-Stop’ vehicles. The chip will be used in major car models being introduced this year in Europe.

Computer and Communications Infrastructure
•	Gained design wins for the SPEAr® embedded microprocessor family for a range of markets, including smart grid, test instrument and solar-energy applications.
•	Earned two design wins for next-generation ASICs, one analog and one digital, from a leading worldwide printer manufacturer.
•	Received ‘Supplier of the Year’ award from Ciena Corporation, the network specialist.
Home Entertainment and Displays
•	First shipments to a Japanese customer of the ‘Freeman’ iDTV System-on-Chip, which supports 3DTV displays and Video-on-Demand services.
•	Launched and demonstrated at the Mobile World Congress, the ‘Mobility DisplayPort’ (MYDP) interface standard, enabling seamless delivery of full HD audio and video from smart mobile devices to TVs.
•	Earned a key design win from a world-leading mobile phone maker for an image processor that will be used in most of this manufacturer’s upcoming smartphones.

Analog, MEMS and Microcontrollers (AMM)
•	Introduced an innovative LED driver for general lighting; gained several design wins in both China and India for LED bulbs designed to replace incandescent lamps.
•
Launched a new Sound Terminal® IC, which offers an audio processor optimized for MEMS-enhanced speakers and integrates a direct digital microphone input and active sound shaping for best-in-class playback quality.

•	Introduced the market’s smallest three-axis analog gyroscope for high-precision gesture control and user interfaces.
•
Introduced the iNemo Engine, an advanced filtering and predictive software solution that provides accurate motion-sensor data to enable new applications and features in smartphone handsets, tablets and gaming devices.

•	Began ramping up production of the high-performance 120MHz ARM Cortex™-M3 based STM32F-2 series of Microcontrollers with 90nm embedded Flash memory.
•	Extended the ultra-low-power STM32L Microcontroller series for ‘energy-lite’ applications. The series also gained design-ins at major healthcare and smart meter OEMs.
•	Announced a partnering effort with Gemalto to jointly develop an expanded range of secure solutions for NFC (Near-Field Communications) applications.

Power Discretes Products (PDP)
•	Qualified 500 and 600V power MOSFETs for high-intensity-discharge and high-frequency-ballast lighting applications.

ST-Ericsson
•	Launched the NovaThor™ family, combining the most advanced application processors (Nova™) with the latest generation of modems (Thor™).
•	Samsung selected the Thor™ M5720 modem to power its Samsung Galaxy S™ 4G, the world´s first 21 Mbps smartphone and ‘T-Mobile’s Sidekick® 4G by Samsung’; both are running on T-Mobile’s US network.
•	Quanta Computer selected ST-Ericsson to power its LTE tablets using the NovaThor™ platform.
•	Cooperation with Verizon Wireless on Thor™ 4G LTE modems to support its 4G LTE mobile broadband network.

ST’s press releases are available at http://www.st.com/internet/com/press/st_press_releases.jsp.
ST-Ericsson’s press releases are available at www.stericsson.com/press/press_releases.jsp.

Sound Terminal and SPEAr are trademarks of STMicroelectronics. Nova, Thor and NovaThor are trademarks of ST-Ericsson. All other trademarks are the property of their respective owners.

Use of Supplemental Non-U.S. GAAP Financial Information

This press release contains supplemental non-U.S. GAAP financial information, including operating income (loss) before restructuring, operating margin before restructuring, adjusted net earnings (loss), adjusted net earnings (loss) per share, free cash flow and net financial position.

Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information by other companies.

See Attachment A of this press release for a reconciliation of the Company’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with the Company’s consolidated financial statements prepared in accordance with U.S. GAAP.

Forward-looking information

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•	Changes in demand in the key application markets and from key customers served by our products, which make it extremely difficult to accurately forecast and plan our future business activities;

•	our ability to utilize and operate our manufacturing facilities at sufficient levels to cover fixed operating costs during periods of reduced customer demand, as well as our ability to ramp up production efficiently and rapidly to respond to increased customer demand, in an intensely cyclical and competitive industry;

•
the operations of the ST-Ericsson Wireless joint venture, which represents a significant investment and risk for our business and which may lead to significant additional impairment and restructuring charges, in the event ST-Ericsson is unable to successfully compete in a rapidly changing and increasingly competitive market;

•	our ability to compete with products and prices in an intensely competitive industry and the financial impact of obsolete or excess inventories if actual demand differs from our expectations;

•
our ability to maintain or improve our competiveness when a high percentage of our costs are fixed and are incurred in Euros and currencies other than U.S. dollars, especially in light of the increasing volatility in the foreign exchange markets and, more particularly, in the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;

•	the outcome of ongoing litigation as well as any new litigation to which we may become a defendant;

•
changes in our overall tax position as a result of changes in tax laws or the outcome of tax audits, and our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	the impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•	product warranty or liability claims based on epidemic or delivery failures or recalls by our customers for a product containing one of our parts;

•
our ability in an intensively competitive environment to successfully develop and secure customer acceptance and to achieve our pricing expectations for high-volume supplies of new products in whose development we have been, or are currently, investing;

•	availability and costs of raw materials, utilities, third-party manufacturing services, or other supplies required by our operations; and

•
changes in the political, social or economic environment, including as a result of military conflict, social unrest and/or terrorist activities, economic turmoil, as well as natural events such as severe weather, health risks, epidemics, earthquakes, tsunami (in particular, the aftermath of the recent events in Japan), volcano eruptions or other acts of nature in, or affecting, the countries in which we, our key customers or our suppliers, operate and causing unplanned  disruptions in our supply chain and reduced or delayed demand from our customers.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes,” “expects,” “may,” “are expected to,”  “should,” “would be,” “seeks”

or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.

Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2010, as filed with the SEC on March 7, 2011. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

STMicroelectronics Conference Call and Webcast Information

On April 27, 2011, the management of STMicroelectronics will conduct a conference call to discuss the Company’s performance for the first quarter of 2011.

The conference call will be held at 9:00 a.m. U.S. Eastern Time / 3:00 p.m. CET. The conference call will be available live via the Internet by accessing http://investors.st.com. Those accessing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download, and install any necessary audio software. The webcast will be available until May 5, 2011.

About STMicroelectronics
STMicroelectronics is a global leader serving customers across the spectrum of electronics applications with innovative semiconductor solutions. ST aims to be the undisputed leader in multimedia convergence and power applications leveraging its vast array of technologies, design expertise and combination of intellectual property portfolio, strategic partnerships and manufacturing strength. In 2010, the Company’s net revenues were $10.35 billion. Further information on ST can be found at www.st.com.

(tables attached)

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Director, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Maria Grazia Prestini
Group VP, Corporate Media and Public Relations
STMicroelectronics
Tel: + 41 22 929 6945

(Attachment A)
STMicroelectronics
Supplemental Non-U.S. GAAP Financial Information
U. S. GAAP – Non-U.S. GAAP Reconciliation
In Million US$ Except Per Share Data
The supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

Operating income (loss) before restructuring is used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items, such as impairment, restructuring charges and other related closure costs. Adjusted net earnings and earnings per share (EPS) are used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items like impairment, restructuring charges and other related closure costs attributable to ST, the impact of equity investment divestiture and subsequent sale of Micron shares, other-than-temporary impairment (OTTI) charges on financial assets, net of the relevant tax impact.

Return on net assets (RONA) is considered by management to be the key financial and economic metric to measure the return on invested capital. RONA is the ratio of operating income before impairment and restructuring charges divided by average net assets used during the period. ST defines average net assets as average total assets net of total liabilities as reported in our consolidated balance sheet excluding all items related to our financial position such as cash and cash equivalents, marketable securities, short-term deposits, bank overdrafts, current portion of long-term debt and long-term debt.

Operating income before restructuring attributable to ST is calculated as operating income (loss) before restructuring excluding 50% of ST-Ericsson operating income (loss) before restructuring as consolidated by ST. Operating margin before restructuring attributable to ST is calculated as operating income before restructuring attributable to ST divided by reported revenues excluding 50% of ST-Ericsson revenues as consolidated by ST. RONA attributable to ST is calculated as annualized operating income before restructuring attributable to ST divided by reported net assets excluding 50% of ST-Ericsson net assets as consolidated by ST.

The Company believes that these non-GAAP financial measures provide useful information for investors and management because they measure the Company’s capacity to generate profits from its business operations, excluding the effect of acquisitions and expenses related to the rationalizing of its activities and sites that it does not consider to be part of its on-going operating results, thereby offering, when read in conjunction with the Company’s GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results, (ii) the ability to better identify trends in the Company’s business and perform related trend analysis, and (iii) an easier way to compare the Company’s results of operations against investor and analyst financial models and valuations, which usually exclude these items.

Q1 2011 (US$ millions and cents per share)	Gross Profit	Operating Income	Net Earnings	Corresponding EPS (diluted)
U.S. GAAP	991	118	170	0.19
Impairment & Restructuring		24	22
Gain on sale of Micron shares			(21)
OTTI			5
Estimated Income Tax Effect			(1)
Non-U.S GAAP	991	142	175	0.20

Q4 2010 (US$ millions and cents per share)	Gross Profit	Operating Income	Net Earnings	Corresponding EPS (diluted)
U.S. GAAP	1,129	213	219	0.24
Impairment & Restructuring		32	20
Loss on sale of Micron shares			13
Estimated Income Tax Effect			(9)
Non-U.S GAAP	1,129	245	243	0.27

Q1 2010 (US$ millions and cents per share)	Gross Profit	Operating Income (Loss)	Net Earnings (Loss)	Corresponding EPS (diluted)
U.S. GAAP	876	(20)	57	0.06
Impairment & Restructuring		33	20
Estimated Income Tax Effect			(15)
Non-U.S GAAP	876	13	62	0.07

(continued)

(Attachment A – continued)

Net financial position: resources (debt), represents the balance between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, net of bank overdrafts, if any, current and non-current marketable securities excluding Micron shares received in connection with the sales of Numonyx, short-term deposits and non-current restricted cash, and our total financial debt includes short-term borrowings, current portion of long-term debt and long-term debt, all as reported in our consolidated balance sheet. We believe our net financial position provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash position by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness. Net financial position is not a U.S. GAAP measure.

Net Financial Position (in US$ millions)	April 2, 2011	December 31, 2010	March 27, 2010
Cash and cash equivalents, net of bank overdrafts	1,928	1,892	1,423
Marketable securities, current	719	891 (a)	1,037
Short-term deposits	71	67	-
Restricted cash	92	-	-
Non-current restricted cash	-	-	250
Marketable securities, non-current	77	72	47
Total financial resources	2,887	2,922	2,757
Short-term borrowings and current portion of long-term debt	(717)	(720)	(904)
Long-term debt	(1,032)	(1,050)	(1,287)
Total financial debt	(1,749)	(1,770)	(2,191)
Net financial position	1,138	1,152	566

(a) Excludes Micron shares received in connection with the sale of Numonyx in Q210.

Free cash flow is defined as net cash from operating activities minus net cash used in investing activities, excluding payment for purchases of and proceeds from the sale of marketable securities (both current and non-current), short-term deposits and restricted cash. We believe free cash flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operating activities. Free cash flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of free cash flow may differ from definitions used by other companies.

Free cash flow (in US$ millions)	Q1 2011	Q4 2010	Q1 2010
Net cash from operating activities	350	492	393
Net cash from (used in) investing activities	(206)	139	(245)
Payment for purchases of (proceeds from sale of) current and non-current marketable securities, short-term deposits and restricted cash, net	(93)	(282)	28
Free cash flow	51	349	176
Free cash flow (ex M&A)	51	356	176

---end---

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

As at	April 2,	December 31,	March 27,
In million of U.S. dollars	2011	2010	2010
	(Unaudited)	(Audited)	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	1,928	1,892	1,423
Restricted cash	92	7	-
Short-term deposits	71	67	-
Marketable securities	719	1,052	1,037
Trade accounts receivable, net	1,239	1,230	1,426
Inventories, net	1,671	1,497	1,265
Deferred tax assets	191	218	216
Assets held for sale	31	28	30
Other receivables and assets	675	609	628
Total current assets	6,617	6,600	6,025

Goodwill	1,064	1,054	1,055
Other intangible assets, net	715	731	810
Property, plant and equipment, net	4,350	4,046	3,802
Long-term deferred tax assets	358	329	422
Equity investments	131	133	267
Restricted cash	-	-	250
Non-current marketable securities	77	72	47
Other investments and other non-current assets	370	384	471
	7,065	6,749	7,124
Total assets	13,682	13,349	13,149

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings and current portion of long-term debt	717	720	904
Trade accounts payable	1,277	1,233	1,065
Other payables and accrued liabilities	995	1,004	1,064
Dividends payable to shareholders	-	62	-
Deferred tax liabilities	14	7	7
Accrued income tax	120	96	126
Total current liabilities	3,123	3,122	3,166

Long-term debt	1,032	1,050	1,287
Reserve for pension and termination indemnities	340	326	300
Long-term deferred tax liabilities	33	59	25
Other non-current liabilities	313	295	334
	1,718	1,730	1,946
Total liabilities	4,841	4,852	5,112
Commitment and contingencies
Equity
Parent company shareholders’ equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued;	1,156	1,156	1,156
common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,420,305 shares issued, 881,709,502 shares outstanding)
Capital surplus	2,523	2,515	2,489
Accumulated result	3,411	3,241	2,778
Accumulated other comprehensive income	1,222	979	860
Treasury stock	(304)	(304)	(375)
Total parent company shareholders’ equity	8,008	7,587	6,908
Noncontrolling interest	833	910	1,129
Total equity	8,841	8,497	8,037
Total liabilities and equity	13,682	13,349	13,149

STMicroelectronics N.V.

SELECTED CASH FLOW DATA

Cash Flow Data (in US$ millions)	Q1 2011	Q4 2010	Q1 2010

Net Cash from operating activities	350	492	393
Net Cash from (used in) investing activities	(206)	139	(245)
Net Cash used in financing activities	(116)	(199)	(264)
Net Cash increase (decrease)	36	419	(165)

Selected Cash Flow Data (in US$ millions)	Q1 2011	Q4 2010	Q1 2010

Depreciation & amortization	317	327	310
Payment for Capital expenditures	(466)	(423)	(179)
Dividends paid to shareholders	(62)	(62)	(26)
Change in inventories, net	(135)	(65)	(28)

STMicroelectronics N.V.
Consolidated Statements of Income
(in million of U.S. dollars, except per share data ($))

	Three Months Ended
	(Unaudited)	(Unaudited)
	April 2,	March 27,
	2011	2010

Net sales	2,523	2,311

Other revenues	12	14

NET REVENUES	2,535	2,325

Cost of sales	(1,544)	(1,449)

GROSS PROFIT	991	876

Selling, general and administrative	(312)	(281)

Research and development	(562)	(595)

Other income and expenses, net	25	13

Impairment, restructuring charges and other related closure costs	(24)	(33)

Total Operating Expenses	(873)	(896)

OPERATING INCOME (LOSS)	118	(20)

Other-than-temporary impairment charge on financial assets	(5)	-

Interest income (expense), net	(15)	3

Loss on equity investments	(6)	(5)

Gain (loss) on financial instruments, net	22	(3)
INCOME (LOSS) BEFORE INCOME TAXES	114	(25)

AND NONCONTROLLING INTEREST

Income tax (expense) benefit	(31)	10

INCOME (LOSS) BEFORE NONCONTROLLING INTEREST	83	(15)

Net loss attributable to noncontrolling interest	87	72

NET INCOME ATTRIBUTABLE TO PARENT COMPANY	170	57

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY SHAREHOLDERS	0.19	0.07

EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY SHAREHOLDERS	0.19	0.06

NUMBER OF WEIGHTED AVERAGE

SHARES USED IN CALCULATING

DILUTED EARNINGS PER SHARE	907.4	882.9

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	April 27, 2011	By:	/s/ Carlo Ferro

		Name:	Carlo Ferro
		Title:	Executive Vice President and Chief Executive Officer